SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 12b-25

Commission File Number 1-11750

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[X] Form 10-Q

[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: April 30, 2003

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:     Aerosonic Corporation

Former name if applicable:             N/A

Address of principal executive office (Street and number):         1212 North Hercules Avenue

City, state and zip code:     Clearwater, Florida 33765

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b	)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

On March 17, 2003, the Registrant announced that it had discovered apparent discrepancies relating to previously reported financial information for the Registrant’s fiscal years ended January 31, 2001 and 2002 and the first two quarters of its fiscal year ended January 31, 2003. The Registrant further announced that it was continuing to review those and other matters. On May 22, 2003, the Registrant announced that it had substantially completed its review of the discrepancies in its previously reported financial information concerning inventory accounting and revenue recognition and the resulting overstatements of its inventory and revenue for its fiscal years ended January 31, 2001 and 2002 and the first three quarters of its fiscal year ended January 31, 2003. As reported on May 22, 2003, in confirming the overstatement of revenue of approximately $0.8 million and overstatement of inventory of approximately $2.2 million announced on March 17, 2003, the Registrant also identified as of May 22, 2003, approximately $3.2 million of additional changes that should be made to its financial statements. Additionally, on June 3, 2003, the Registrant announced that it had received notice of a formal order of non-public investigation from the Securities and Exchange Commission in connection with the accounting issues reported by the Registrant in its March 17 and May 22, 2003 press releases. The Registrant is continuing to work toward resolving the issues in its previously reported financial statements.

As a result of the foregoing, the Registrant has been unable to complete and file its annual report on Form 10-K for its fiscal year ended January 31, 2003, which was required to be filed with the Securities and Exchange Commission by May 1, 2003, and the Registrant is unable to complete and file its quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2003, which was required to be filed with the Securities and Exchange Commission by June 16, 2003, without unreasonable expense. The Registrant intends to file such annual report on Form 10-K and such quarterly report on Form 10-Q as soon as reasonably practicable.

The statements above regarding matters which may require adjustment, the Registrant’s review of discrepancies in its previously reported financial information and other matters, adjustments to financial information, and the filing of the Registrant’s annual report on Form 10-K and quarterly report on Form 10-Q are “forward looking” within the meaning of the securities laws and regulations. Such forward looking statements involve a number of risks, uncertainties and other factors that may cause actual results to differ materially.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

David A. Baldini	(727)	461-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[    ]  Yes    [X]  No

Annual Report on Form 10-K of Aerosonic Corporation for the fiscal year ended January 31, 2003.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes    [    ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to provide a reasonable estimate of the anticipated change in results of operations from the fiscal quarter ended April 30, 2002 for the reasons enumerated below.

As stated in Part III above and as previously announced, the Registrant has discovered overstatements in its previously reported results of operations, and the Registrant is continuing to work toward resolving such issues. Among the overstatements that the Registrant has identified are overstatements in the previously reported results of operations for the fiscal quarter ended April 30, 2002. Furthermore, as a result of such discoveries and the subsequent and continuing examination of its financial statements, the Registrant’s audit for the fiscal year ended January 31, 2003 and the related financial statements have not been completed, nor have the financial statements for the quarter ended April 30, 2003, which are dependent upon the January 31, 2003 financial statements.

AEROSONIC CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 16, 2003	By:	/s/ DAVID A. BALDINI
David A. Baldini, President & Chief Executive Officer